March 30, 2020

Michael Jansen
Chief Executive Officer
Cityzenith Holdings, Inc.
2506 North Clark St. #235
Chicago IL, 60614

       Re: Cityzenith Holdings, Inc.
           Offering Statement on Form 1-A
           Filed March 3, 2020
           File No. 024-11170

Dear Mr. Jansen:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1. You disclose in the first paragraph of the cover page that "No commissions will be paid for the sale of the Shares offered by the Company." However, you also disclose that
      StartEngine Primary LLC will receive 5% of the gross proceeds of the offering. Please reconcile or advise.
2. We note that your offering has no required minimum and your disclosure indicates you may conduct multiple closings. Please revise to clarify the situations when a closing will occur. Your disclosure should make clear the situations in which the events or measurements are dependent on a closing. Also, if appropriate, make sure your offering circular cover page explains the material implications of multiple closings to investors, including its impact on whether purchasers can receive returns of funds from escrow.
 Michael Jansen
FirstName Holdings, Inc.
Cityzenith LastNameMichael Jansen
Comapany2020
March 30, NameCityzenith Holdings, Inc.
March 30, 2020 Page 2
Page 2
FirstName LastName
3. We note your disclosure that you may apply to have your common stock listed on the
         NASDAQ or the OTCQB marketplace. Please revise to describe in greater detail the
         Nasdaq and OTCQB Marketplace requirements you need to meet in order to list or quote your shares of common stock. Clarify that there is there is no guarantee your application will be successful or that you will ever be listed on a national securities exchange.
4. You disclose that up to 100,000 shares may be issued as bonus shares to StartEngine
         OWNers. Please disclose the effective discount to the offering price that will result from the issuance of the bonus shares.
5. We note your disclosure indicating you are an emerging growth company and that you may elect to comply with certain reduced reporting requirements for this offering circular and future filings after this offering. Please note that emerging growth company status is inapplicable to disclosure requirements in this offering circular or future reports filed under Rule 257 as an issuer in a Tier 2 offering under Regulation A. Please revise your disclosure accordingly.
Summary, page 2

6. We note your disclosure that "in 2019, the Digital Twin market was valued at USD 3.8 billion and the Company is targeting 10% market penetration." While the use of projections is permitted and encouraged, there must be a reasonable basis for them.
         Revise to disclose the material assumptions underlying the projections and provide details about the bases for the projections.
7. We note that you completed a Simple Agreement for Future Equity ("SAFE") offering in
         December 2019 pursuant to Regulation CF. Please revise to provide the pertinent rights and privileges of the SAFE instruments and the impact those instruments may have on subscribers in this offering, including any potential dilution that may occur. In addition, please provide appropriate risk factor disclosure.
Risks Related to the Offering, page 13

8. We note your disclosure that "The Company's present officers, directors, and principal stockholders own a majority of the Company's outstanding Common Stock." However, we note that on a fully diluted basis, at completion of the offering, you disclose that such stockholders will hold 28.21% voting power. Please revise to clarify whether the present officers, directors and principal stockholders will have a majority or substantial control of the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
28

9. Please revise to provide an updated discussion and analysis of the company's financial condition and results of operations for each year and interim period for which financial statements are required. Refer to Part II, Item 9 of Form 1-A. Michael Jansen
FirstName Holdings, Inc.
Cityzenith LastNameMichael Jansen
Comapany2020
March 30, NameCityzenith Holdings, Inc.
March 30, 2020 Page 3
Page 3
FirstName LastName
10. Please revise to provide further detail regarding your plan of operation for the 12 months following the commencement of the offering, including a statement indicating whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate needing to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Part II of Form 1-A.
Results of Operations, page 28

11. Please revise to present cost of revenues either as a component of your gross profit or as a separate line item within operating expenses. Please remove any presentations of gross profit that exclude cost of revenues. Please similarly revise your financial statements.
Liquidity and Capital Resources, page 30

12. Please disclose the material terms of your convertible notes, including the interest rate, repayment date and conversion terms. Also, consider whether risk factor disclosure is appropriate for any related party transactions or dilution from the shares underlying the convertible notes. Please file the convertible notes as exhibits. Critical Accounting Policies and Estimates, page 32

13. You disclose on page 33 that you adopted ASC 606 effective January 1, 2018. However, your disclosures on pages F-9 and F-10 suggest that you have not yet adopted ASC 606.
         On page 35, you indicate that you chose to opt out of the extended transition period available to emerging growth companies under the JOBS Act. Please clarify and revise your filing accordingly.
Audited Financial Statements, page F-1

14. Please revise to provide updated audited financial statements for the year ended December
         31, 2019. Please refer to paragraphs (c)(1)(ii) and (b)(3)-(4) to Part F/S of Form 1-A.
Statement of Operations, page F-5

15. Please refer to ASC 260-10-45-2 and revise to present basic and diluted earnings per share on the face of your income statement for all periods presented. Please also provide the disclosures required by ASC 260-10-50.
Signatures, page 54

16. The offering statement must also be signed by your principal accounting officer or controller. Please revise to provide the signature of the person who is signing in that capacity. See Instructions 1 for Signatures on Form 1-A.
General

17. We note section 7 of your Subscription Agreement contains an exclusive forum provision and a jury trial waiver. Please revise your offering statement to:
 Michael Jansen
Cityzenith Holdings, Inc.
March 30, 2020
Page 4
              Describe the exclusive forum and the jury trial provisions, including how each such provision will impact your investors, identifying the relevant forum for litigation;
              Describe any questions as to enforceability of each such provision under federal and state law;
              Clarify whether each of these provisions applies to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering;
              To the extent any of these provisions applies to federal securities law claims, please revise the disclosure to state that, by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and Clarify whether purchasers of interests in a secondary transaction would be subject to
              each of these provisions.

         Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



FirstName LastNameMichael Jansen                                Sincerely,
Comapany NameCityzenith Holdings, Inc.
                                                                Division of
Corporation Finance
March 30, 2020 Page 4                                           Office of
Technology
FirstName LastName